UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 24, 2017

Voya Insurance and Annuity Company
\-
(Exact name of registrant as specified in its charter)

IOWA
(State of Incorporation)

001-32625
(Commission File Number)

#41-0991508
(IRS Employer Identification Number)

1475 Dunwoody Drive, West Chester, PA 19380-1478
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code   610-425-3400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
        (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
        (17 CFR 240.13e-4(c))

This filing is made in accordance with Item No. 1.01 of Section 1 of Form 8-K:

The lease agreement described below was executed on February 24, 2017 and will be filed as an Exhibit to the 2016 Annual Report on Form 10-K of Voya Insurance and Annuity Company (the "Company").

Item 1.01   Entry into a Material Definitive Agreement

On February 24, 2017, Voya Services Company ("Tenant"), an affiliate of the Company, entered into a lease agreement (the "Lease") with Employers Mutual Casualty Company ("Landlord") for approximately 86,259 rentable square feet of office space (the "Premises"), plus approximately 1,210 square feet of basement storage space in the office building (the "Building") located at Hub Tower, 699 Walnut Street, Des Moines, Iowa. The term of the Lease is 91 months with one renewal option for a five year term. Following a six month free rent period, annual base rent will be approximately $1.5 million annually, at the commencement of the Lease, and will increase on an annual basis by approximately 1.5%. In addition to annual base rent, for each twelve (12) calendar month period subsequent to calendar year 2018 (the "Base year") during the Lease term, Tenant shall pay Landlord annual additional rent, comprised of the sum of: (i) Tenant's proportionate share of any increase in real estate taxes assessed on the Building and the land fairly and equitably allocated to the Building over Base Year real estate taxes; and (ii) Tenant's proportionate share of any increase in Building operating expenses over Base Year Building operating expenses, subject in the case of (i) and (ii) above, to certain limitations, adjustments, audit and dispute rights, as set forth in the Lease.

Landlord will perform all work necessary for preparation of the Premises in accordance with the specifications set forth in the Lease and Landlord shall be solely responsible at Landlord's sole cost, for performing the base building work on the Premises in accordance with the specifications set forth in the Lease.

The Lease will commence thirty (30) days after the later of (i) the date of substantial completion of the Premises in accordance with the Lease; or (ii) the date Landlord has given Tenant written notice that the preparation work, as defined in the Lease, is substantially complete (the "Commencement Date). In no event shall the Commencement Date occur prior to January 1, 2018.

The Company expects to begin moving its operations into the Premises during the fourth quarter of 2017. The Premises will serve as the Company's statutory home office for insurance regulatory purposes and as the Company's customer service center and operations location for its annuities business and its closed block of variable annuities, and will replace the Company's existing 909 Locust Street, Des Moines, Iowa facilities, the lease for which expires December 31, 2017.

The Company, a life insurance company domiciled in the State of Iowa, is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a Delaware corporation that, together with its subsidiaries is a financial services organization in the United States that offers a broad range of retirement services, annuities, investment management services, mutual funds, life insurance, group insurance and supplemental health products. Tenant, a Delaware corporation, is a direct, wholly owned subsidiary of Voya Financial. Tenant provides its affiliates, including the Company, certain services, equipment and facilities pursuant to management or services agreements or intercompany cost sharing arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on this 27th day of February, 2017 on its behalf by the undersigned hereunto duly authorized.

Voya Insurance and Annuity Company
(Registrant)

/s/Megan Huddleston
Megan Huddleston
Assistant Secretary